Rule 424(b)(3) under Securities Act of 1933
File No. 333-164778

Supplement Dated February 8, 2011 to the Prospectus Dated December 22, 2010

For

Phoenix Guaranteed Income Edge

Issued by PHL Variable Insurance Company

The disclosure contained in the subsection of the prospectus entitled “How Much Should You Withdraw From Your Account Each Year?” (p. 29) is corrected by deleting the sixth sentence of the subsection and replacing it with the following:

In determining the amount you may withdraw without reducing the benefit of the Income Edge, you should keep in mind that deductions taken from your Account Value to pay any amount of your Select One Program Fee and/or your Financial Advisor Fee (separately or together) in excess of 2.00% of your Account Value in any calendar year are Withdrawals that are counted toward your Retirement Income Amount.

Dated: February 8, 2011	Please keep this supplement for future reference

TF1105